# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Phunware, Inc., CIK 0001665300
CUSIP: 71948P209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1002 WEST AVENUE, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 04/06/2026
Filed by CIK 0001337074
Persons authorized to receive notices and communications: Zhengxu He, 5220 Belsera Ct., Reno, Nevada (NV), 89519, 7752252441

## Reporting persons
- He Zhengxu (CIK 0001337074): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 520,000; shared voting power 0; sole dispositive power 520,000; shared dispositive power 0; aggregate amount beneficially owned 520,000 (2.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Phunware, Inc.
Address of issuer's principal executive offices: 1002 WEST AVENUE, AUSTIN, Texas (TX), 78701

## Item 2. Identity and Background
Name of person filing: Zhengxu He
Residence or business address: 5220 Belsera Ct., Reno, NV 89519
Present principal occupation or employment: Investor, Trader
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction: Active investor

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 520,000 shares; 2.6%
Number of shares as to which each person has sole or shared power to vote or dispose: 520,000
Transactions in the class effected during the past sixty days:
Date Quantity Price Amount
2/4/2026 90,000 shares $1.63 per share; total $146,674.56
2/5/2026 270,000 shares $1.61 per share; total $435,091.44
2/9/2026 100,000 shares $1.76 per share; total $175,663.37
2/11/2026 30,000 shares $1.88 per share; total $56,468.00
3/30/2026 30,000 shares $1.67 per share; total $49,994.86
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- He Zhengxu: Zhengxu He, Zhengxu He (04/06/2026)